Exhibit 99.1

ASUR Announces Total Passenger Traffic for January 2023

Compared to January 2022, passenger traffic increased by 37.8% in Puerto Rico, 33.6% in Mexico and 16.6% in Colombia

MEXICO CITY, Feb. 7, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for January 2023 reached a total of 6.3 million passengers, 29.8% above the levels reported in January 2022.

Compared to January 2022, passenger traffic increased by 37.8% in Puerto Rico, 33.6% in Mexico and 16.6% in Colombia. Passenger traffic growth all regions of operations was driven by increases in both domestic and international traffic. In Puerto Rico, Mexico and Colombia domestic traffic increased 36.8%, 35.0% and 10.5%, respectively, while international traffic increased 49.6%, 32.4% and 50.8%, respectively.

This announcement reflects comparisons between the periods January 1 through January 31, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	January		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	2,826,369	3,774,707	33.6	2,826,369	3,774,707	33.6
Domestic Traffic	1,228,532	1,658,897	35.0	1,228,532	1,658,897	35.0
International Traffic	1,597,837	2,115,810	32.4	1,597,837	2,115,810	32.4
San Juan, Puerto Rico	746,697	1,028,927	37.8	746,697	1,028,927	37.8
Domestic Traffic	686,058	938,226	36.8	686,058	938,226	36.8
International Traffic	60,639	90,701	49.6	60,639	90,701	49.6
Colombia	1,270,279	1,480,990	16.6	1,270,279	1,480,990	16.6
Domestic Traffic	1,077,833	1,190,799	10.5	1,077,833	1,190,799	10.5
International Traffic	192,446	290,191	50.8	192,446	290,191	50.8
Total Traffic	4,843,345	6,284,624	29.8	4,843,345	6,284,624	29.8
Domestic Traffic	2,992,423	3,787,922	26.6	2,992,423	3,787,922	26.6
International Traffic	1,850,922	2,496,702	34.9	1,850,922	2,496,702	34.9

Mexico Passenger Traffic
		January		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,228,532	1,658,897	35.0	1,228,532	1,658,897	35.0
CUN	Cancun	691,864	914,893	32.2	691,864	914,893	32.2
CZM	Cozumel	14,397	10,916	(24.2)	14,397	10,916	(24.2)
HUX	Huatulco	65,257	78,013	19.5	65,257	78,013	19.5
MID	Merida	173,128	274,343	58.5	173,128	274,343	58.5
MTT	Minatitlan	6,092	8,840	45.1	6,092	8,840	45.1
OAX	Oaxaca	77,045	115,316	49.7	77,045	115,316	49.7
TAP	Tapachula	37,572	39,936	6.3	37,572	39,936	6.3
VER	Veracruz	85,857	112,475	31.0	85,857	112,475	31.0
VSA	Villahermosa	77,320	104,165	34.7	77,320	104,165	34.7
International Traffic		1,597,837	2,115,810	32.4	1,597,837	2,115,810	32.4
CUN	Cancun	1,500,061	1,982,951	32.2	1,500,061	1,982,951	32.2
CZM	Cozumel	36,719	49,978	36.1	36,719	49,978	36.1
HUX	Huatulco	11,659	18,998	62.9	11,659	18,998	62.9
MID	Merida	19,325	29,862	54.5	19,325	29,862	54.5
MTT	Minatitlan	1,152	827	(28.2)	1,152	827	(28.2)
OAX	Oaxaca	17,206	20,403	18.6	17,206	20,403	18.6
TAP	Tapachula	1,392	1,743	25.2	1,392	1,743	25.2
VER	Veracruz	8,338	8,719	4.6	8,338	8,719	4.6
VSA	Villahermosa	1,985	2,329	17.3	1,985	2,329	17.3
Traffic Total Mexico		2,826,369	3,774,707	33.6	2,826,369	3,774,707	33.6
CUN	Cancun	2,191,925	2,897,844	32.2	2,191,925	2,897,844	32.2
CZM	Cozumel	51,116	60,894	19.1	51,116	60,894	19.1
HUX	Huatulco	76,916	97,011	26.1	76,916	97,011	26.1
MID	Merida	192,453	304,205	58.1	192,453	304,205	58.1
MTT	Minatitlan	7,244	9,667	33.4	7,244	9,667	33.4
OAX	Oaxaca	94,251	135,719	44.0	94,251	135,719	44.0
TAP	Tapachula	38,964	41,679	7.0	38,964	41,679	7.0
VER	Veracruz	94,195	121,194	28.7	94,195	121,194	28.7
VSA	Villahermosa	79,305	106,494	34.3	79,305	106,494	34.3

US Passenger Traffic, San Juan Airport (LMM)
	January		% Chg	Year to date		% Chg
	2022	2023		2022	2023
LMM Total	746,697	1,028,927	37.8	746,697	1,028,927	37.8
Domestic Traffic	686,058	938,226	36.8	686,058	938,226	36.8
International Traffic	60,639	90,701	49.6	60,639	90,701	49.6

Colombia Passenger Traffic Airplan
		January		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,077,833	1,190,799	10.5	1,077,833	1,190,799	10.5
MDE	Rionegro	781,662	901,816	15.4	781,662	901,816	15.4
EOH	Medellin	101,375	97,087	(4.2)	101,375	97,087	(4.2)
MTR	Monteria	136,771	141,185	3.2	136,771	141,185	3.2
APO	Carepa	21,852	16,048	(26.6)	21,852	16,048	(26.6)
UIB	Quibdo	30,908	31,813	2.9	30,908	31,813	2.9
CZU	Corozal	5,265	2,850	(45.9)	5,265	2,850	(45.9)
International Traffic		192,446	290,191	50.8	192,446	290,191	50.8
MDE	Rionegro	192,446	290,191	50.8	192,446	290,191	50.8
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,270,279	1,480,990	16.6	1,270,279	1,480,990	16.6
MDE	Rionegro	974,108	1,192,007	22.4	974,108	1,192,007	22.4
EOH	Medellin	101,375	97,087	(4.2)	101,375	97,087	(4.2)
MTR	Monteria	136,771	141,185	3.2	136,771	141,185	3.2
APO	Carepa	21,852	16,048	(26.6)	21,852	16,048	(26.6)
UIB	Quibdo	30,908	31,813	2.9	30,908	31,813	2.9
CZU	Corozal	5,265	2,850	(45.9)	5,265	2,850	(45.9)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR: Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com